N-SAR Item 77.D.  Policies with Respect
to Security Investment


The Dreyfus/Laurel Funds, Inc. -
Dreyfus Premier Balanced Fund


At a meeting of the Board of Directors
of The Dreyfus/Laurel Funds, Inc. held on
April 24, 2003, the Board approved removal of a non-fundamental restriction of Dreyfus
Premier Balanced Fund (the "Fund") which had prevented the Fund from selling securities short, unless the Fund owned or had the right to obtain securities equivalent in kind and amount to the securities sold short
(i.e., short selling "against-the-box").
The Fund can now engage in all types of short selling, not just short selling against-the-box.

Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets.

At no time will more than 15% of the value of the Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

The Fund's Statement of Additional Information dated March 1, 2003, As Revised June 6, 2003 reflects the changes discussed above.